UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Reven Housing REIT, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

12116R106

(CUSIP Number)

Xiaofan Bai

CEO / Chairman

Allied Fortune (HK) Management Limited

28C, 500 Zhangyang Road

Shanghai, China

Telephone: (+86) 021 61652930

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 5, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12116R106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Allied Fortune (HK) Management Limited (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 5,881,480 (2)
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 5,881,480
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,881,480
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83.8% (3)
14.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	The filing of this joint Schedule 13D/A shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the Statement.
(2)	Includes (i) 1,865,740 shares of Common Stock owned by King Apex Group Holdings II Limited (“King Apex II”); (ii) 1,865,740 shares of Common Stock owned by King Apex Group Holdings III Limited (“King Apex III”); and (iii) 2,150,000 shares of Common Stock owned by King Apex Group Holdings IV Limited (“King Apex IV”).
(3)	Based on 7,016,796 shares outstanding as of July 28, 2015, as reported in the Issuer’s Amendment No. 3 to Form S-11 filed on July 28, 2015.

2

CUSIP No. 12116R106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) King Apex Group Holdings II Limited (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,865,740
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 1,865,740
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,865,740
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.6% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	The filing of this joint Schedule 13D/A shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the Statement.
(2)	Based on 7,016,796 shares outstanding as of July 28, 2015, as reported in the Issuer’s Amendment No. 3 to Form S-11 filed on July 28, 2015.
3

CUSIP No. 12116R106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) King Apex Group Holdings III Limited (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,865,740
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 1,865,740
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,865,740
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.6% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	The filing of this joint Schedule 13D/A shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the Statement.
(2)	Based on 7,016,796 shares outstanding as of July 28, 2015, as reported in the Issuer’s Amendment No. 3 to Form S-11 filed on July 28, 2015.

4

CUSIP No. 12116R106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Xiaofan Bai (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 9,375
	8.	SHARED VOTING POWER 5,881,480
	9.	SOLE DISPOSITIVE POWER 9,375
	10.	SHARED DISPOSITIVE POWER 5,881,480 (2)(3)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,890,855
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 84.0% (4)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	The filing of this joint Schedule 13D/A shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the Statement.
(2)	Mr. Bai is the Chief Executive Officer, Chairman, and owner of Allied Fortune (HK) Management Limited (“Allied”), which provides management services to King Apex II, King Apex III and King Apex IV. As such, Mr. Bai may be deemed to have shared dispositive power over the shares held by King Apex II, King Apex III and King Apex IV.
(3)	Pursuant to a Voting Agreement, Mr. Bai was named as a Director of the Issuer.
(4)	Based on 7,016,796 shares outstanding as of July 28, 2015, as reported in the Issuer’s Amendment No. 3 to Form S-11 filed on July 28, 2015.
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CUSIP No. 12116R106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Xiaohang Bai (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,375
	8.	SHARED VOTING POWER 5,881,480
	9.	SOLE DISPOSITIVE POWER 4,375
	10.	SHARED DISPOSITIVE POWER 5,881,480 (2)(3)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,885,855
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83.9% (4)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	The filing of this joint Schedule 13D/A shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the Statement.
(2)	Mr. Bai is the Chief Investment Officer of Allied, and as such may be deemed to have shared dispositive power over the shares held by King Apex II, King Apex III and King Apex IV.
(3)	Pursuant to a Voting Agreement, Mr. Bai was named as a Director of the Issuer.
(4)	Based on 7,016,796 shares outstanding as of July 28, 2015, as reported in the Issuer’s Amendment No. 3 to Form S-11 filed on July 28, 2015.
6

CUSIP No. 12116R106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Siyu Lan (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,875
	8.	SHARED VOTING POWER 5,881,480
	9.	SOLE DISPOSITIVE POWER 1,875
	10.	SHARED DISPOSITIVE POWER 5,881,480 (2)(3)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,883,355
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83.8% (4)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	The filing of this joint Schedule 13D/A shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the Statement.
(2)	Ms. Lan is the Chief Financial Officer of Allied, and as such may be deemed to have shared dispositive power over the shares held by King Apex II, King Apex III and King Apex IV.
(3)	Pursuant to a Voting Agreement, Ms. Lan was named as a Director of the Issuer.
(4)	Based on 7,016,796 shares outstanding as of July 28, 2015, as reported in the Issuer’s Amendment No. 3 to Form S-11 filed on July 28, 2015.
7

CUSIP No. 12116R106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lingyun Lu (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 1,865,740
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 1,865,740 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,865,740
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.6% (3)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	The filing of this joint Schedule 13D/A shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the Statement.
(2)	Mr. Lu is an investor in King Apex II, and as such may be deemed to have shared dispositive power over the shares held by King Apex II.
(3)	Based on 7,016,796 shares outstanding as of July 28, 2015, as reported in the Issuer’s Amendment No. 3 to Form S-11 filed on July 28, 2015.
8

CUSIP No. 12116R106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jianping Wu (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 1,865,740
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 1,865,740 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,865,740
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.6% (3)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	The filing of this joint Schedule 13D/A shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the Statement.
(2)	Mr. Wu is an investor in King Apex II, and as such may be deemed to have shared dispositive power over the shares held by King Apex II.
(3)	Based on 7,016,796 shares outstanding as of July 28, 2015, as reported in the Issuer’s Amendment No. 3 to Form S-11 filed on July 28, 2015.
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CUSIP No. 12116R106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Yue Chen (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 1,865,740
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 1,865,740 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,865,740
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.6% (3)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	The filing of this joint Schedule 13D/A shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the Statement.
(2)	Mr. Chen is an investor in King Apex II, and as such may be deemed to have shared dispositive power over the shares held by King Apex II.
(3)	Based on 7,016,796 shares outstanding as of July 28, 2015, as reported in the Issuer’s Amendment No. 3 to Form S-11 filed on July 28, 2015.

10

CUSIP No. 12116R106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Di Sun (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 1,865,740
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 1,865,740 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,865,740
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.6% (3)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	The filing of this joint Schedule 13D/A shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the Statement.
(2)	Mr. Sun is an investor in King Apex II, and as such may be deemed to have shared dispositive power over the shares held by King Apex II.
(3)	Based on 7,016,796 shares outstanding as of July 28, 2015, as reported in the Issuer’s Amendment No. 3 to Form S-11 filed on July 28, 2015.

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CUSIP No. 12116R106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Guangming Lan (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 1,865,740
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 1,865,740 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,865,740
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.6% (3)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	The filing of this joint Schedule 13D/A shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the Statement.
(2)	Mr. Lan is an investor in King Apex III, and as such may be deemed to have shared dispositive power over the shares held by King Apex III.
(3)	Based on 7,016,796 shares outstanding as of July 28, 2015, as reported in the Issuer’s Amendment No. 3 to Form S-11 filed on July 28, 2015.

12

CUSIP No. 12116R106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Zeyi Chen (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 1,865,740
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 1,865,740 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,865,740
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.6% (3)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	The filing of this joint Schedule 13D/A shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the Statement.
(2)	Mr. Chen is an investor in King Apex III, and as such may be deemed to have shared dispositive power over the shares held by King Apex III.
(3)	Based on 7,016,796 shares outstanding as of July 28, 2015, as reported in the Issuer’s Amendment No. 3 to Form S-11 filed on July 28, 2015.

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CUSIP No. 12116R106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wei Liu (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 1,865,740
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 1,865,740 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,865,740
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.6% (3)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	The filing of this joint Schedule 13D/A shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the Statement.
(2)	Mr. Liu is an investor in King Apex III, and as such may be deemed to have shared dispositive power over the shares held by King Apex III.
(3)	Based on 7,016,796 shares outstanding as of July 28, 2015, as reported in the Issuer’s Amendment No. 3 to Form S-11 filed on July 28, 2015.

14

CUSIP No. 12116R106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Qiaoqi Zhou (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 1,865,740
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 1,865,740 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,865,740
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.6% (3)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	The filing of this joint Schedule 13D/A shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the Statement.
(2)	Mr. Zhou is an investor in King Apex III, and as such may be deemed to have shared dispositive power over the shares held by King Apex III.
(3)	Based on 7,016,796 shares outstanding as of July 28, 2015, as reported in the Issuer’s Amendment No. 3 to Form S-11 filed on July 28, 2015.

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CUSIP No. 12116R106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lei Jiang (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 1,865,740
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 1,865,740 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,865,740
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.6% (3)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	The filing of this joint Schedule 13D/A shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the Statement.
(2)	Mr. Jiang is an investor in King Apex III, and as such may be deemed to have shared dispositive power over the shares held by King Apex III.
(3)	Based on 7,016,796 shares outstanding as of July 28, 2015, as reported in the Issuer’s Amendment No. 3 to Form S-11 filed on July 28, 2015.

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ITEM 1. SECURITY AND ISSUER

This Amendment No. 1 (this “Amendment”) amends and supplements the statement on Schedule 13D filed on behalf of the Reporting Persons (as defined below) with the Securities and Exchange Commission on October 23, 2013 (the “Statement”). This Amendment relates to the common stock, par value $0.001 per share (the “Common Stock”), of Reven Housing REIT, Inc., a Maryland corporation (the “Issuer”). The address of the principal executive office of the Issuer is 7911 Herschel Avenue, Suite 201, La Jolla, California 92037.

Except as specifically amended by this Amendment, the disclosure in the Statement remains in full force and effect. Capitalized terms used in this Amendment but not otherwise defined shall have the meanings given to such terms in the Statement.

ITEM 2. IDENTITY AND BACKGROUND

Item 2(a) of the Statement is hereby amended and restated in its entirety as follows:

(a)    This Statement is filed on behalf of Allied Fortune (HK) Management Limited, a company formed under the laws of Hong Kong (“Allied”), King Apex Group Holdings II Limited, a company formed under the laws of the British Virgin Islands (“King Apex II”), King Apex Group Holdings III Limited, a company formed under the laws of the British Virgin Islands (“King Apex III”), Xiaofan Bai, an individual (“Xiaofan Bai”), Xiaohang Bai, an individual (“Xiaohang Bai”), Siyu Lan, an individual (“Siyu Lan”), Lingyun Lu, an individual (“Lu”), Jianping Wu, an individual (“Wu”), Yue Chen, an individual (“Yue Chen”), Di Sun, an individual (“Sun”), Guangming Lan, an individual (“Guangming Lan”), Zeyi Chen, an individual (“Zeyi Chen”), Wei Liu, an individual (“Liu”), Qiaoqi Zhou, an individual (“Zhou”), and Lei Jiang, an individual (“Jiang”). Collectively, Allied, King Apex II, King Apex III, Xiaofan Bai, Xiaohang Bai, Siyu Lan, Lu, Wu, Yue Chen, Sun, Guangming Lan, Zeyi Chen, Liu, Zhou, and Jiang are referred to as the “Reporting Persons,” or individually as a “Reporting Person.”

Item 2(c) of the Statement is hereby amended and restated in its entirety as follows:

(c)      The principal business of Allied, King Apex II and King Apex III is investment. Xiaofan Bai is the Chief Executive Officer, Chairman of the Board and a Director of Allied. Xiaohang Bai is the Chief Investment Officer and a Director of Allied. Siyu Lan is the Chief Financial Officer and a Director of Allied. Lu, Wu and Yue Chen are private investors. Sun is an officer with China Pacific Insurance (Group) Co. Guangming Lan is an officer of Changsha Construction & Land Investment Co. Zeyi Chen is an officer of Tongsheng Trading Co., a manufacturer and exporter. Liu and Zhou are private investors. Jiang is an officer of China Industrial Bank.

Item 2(f) of the Statement is hereby amended and restated in its entirety as follows:

(f)      Allied is a Hong Kong company. King Apex II and King Apex III are British Virgin Islands companies. Xiaofan Bai is a citizen of Australia. Xiaohang Bai, Siyu Lan, Lu, Wu, Yue Chen, Sun, Guangming Lan, Zeyi Chen, Liu, Zhou, and Jiang are citizens of China.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Statement is supplemented as follows:

9,375 of the shares of Common Stock owned by Xiaofan Bai were acquired from the Issuer in March 2014 in connection with his service on the Issuer’s Board of Directors. No consideration was paid for these shares. 4,375 of the shares of Common Stock owned by Xiaohang Bai were acquired from the Issuer in March 2014 in connection with his service on the Issuer’s Board of Directors. No consideration was paid for these shares. 1,875 of the shares of Common Stock owned by Siyu Lan were acquired from the Issuer in March 2014 in connection with her service on the Issuer’s Board of Directors. No consideration was paid for these shares.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Statement is supplemented as follows:

The securities of the Issuer were acquired for investment in the ordinary course of the Reporting Persons’ business and not with the purpose nor with the effect of changing or influencing control of the Issuer nor in connection with or as a participant in any transaction having such purpose or effect. See Item 3 of this Amendment, which is hereby incorporated by reference in this Item 4.

On November 5, 2014, the Issuer effected a 1-for-20 reverse split (“Reverse Split”) of its issued and outstanding shares of Common Stock. This Amendment is being filed for purposes of reporting the post-split share amounts of the Issuer’s Common Stock beneficially owned by the Reporting Persons. All share amounts in this Amendment give effect to the Reverse Split.

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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) of the Statement is hereby amended and restated in its entirety as follows:

(a)      The responses of the Reporting Persons to Rows (7) through (11) of the cover pages of this Statement are incorporated herein by reference. The percentages set forth in Row 13 of the cover pages and this Item 5(a) assumes that 7,016,796 shares of Common Stock were outstanding as of the date of this Statement, as reported in the Issuer’s Amendment No. 3 to Form S-11 filed on July 28, 2015.

Item 5(b) of the Statement is hereby amended and restated in its entirety as follows:

(b)      The responses of the Reporting Persons to Rows (7) through (11) of the cover pages of this Statement are incorporated herein by reference.

Item 5(c) of the Statement is hereby amended and restated in its entirety as follows:

(c)      Other than as set forth in Items 3 and 4 of this Statement, which are hereby incorporated by reference in this Item 5(c), the Reporting Persons have not effected any transaction relating to the Issuer’s Common Stock during the past sixty (60) days or since the filing of the Statement.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 5, 2015

/s/ Xiaofan Bai
XIAOFAN BAI

ALLIED FORTUNE (HK) MANAGEMENT LIMITED

By:	/s/ Xiaofan Bai
Xiaofan Bai, CEO

KING APEX GROUP HOLDINGS II LIMITED

By:	/s/ Xiaofan Bai
Xiaofan Bai, CEO

KING APEX GROUP HOLDINGS III LIMITED

By:	/s/ Xiaofan Bai
Xiaofan Bai, CEO

/s/ Xiaofan Bai*
XIAOHANG BAI

/s/ Xiaofan Bai*
SIYU LAN

/s/ Xiaofan Bai*
LINGYUN LU

/s/ Xiaofan Bai*
JIANPING WU

/s/ Xiaofan Bai*
YUE CHEN

/s/ Xiaofan Bai*
DI SUN

/s/ Xiaofan Bai*
GUANGMING LAN

/s/ Xiaofan Bai*
ZEYI CHEN

/s/ Xiaofan Bai*
WEI LIU

/s/ Xiaofan Bai*
QIAOQI ZHOU

/s/ Xiaofan Bai*
LEI JIANG

*Executed by Xiaofan Bai pursuant to Power of Attorney (incorporated herein by reference to Exhibit 6 of the Issuer’s Schedule 13D filed on October 23, 2013)

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